

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Via E-mail
Richard J. Church
President
REO Plus, Inc.
3014 McCulloch Circle
Houston, Texas 77056

Re: REO Plus, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed May 14, 2012
File No. 333-170054

Dear Mr. Church:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide updated financial statements in your next amendment. Refer to Rule 8-08 of Regulation S-X.

2.   Please check the box on the cover page of the registration statement to indicate that you are conducting a continuous offering under Securities Act Rule 415. Please also include the undertakings required by Item 512 of Regulation S-K for Rule 415 offerings.

3.   We note your disclosure that the stockholders of Akashic must sell shares at a fixed price of $0.12 per share. Please tell us how you will assure that Akashic stockholders will sell at such fixed price.

4.	Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

	In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

5.	We note your response to comment 1 of our comment letter dated January 9, 2012 where you state that you "have set a fixed price of $0.12 per share for the offering." Please revise your registration fee table to reflect the fixed price to be used for the sale of the shares.

Prospectus Cover Page

6.	We refer you to the fourth paragraph. Please revise your disclosure to clarify that the fixed price applies for the duration of the offering. Also, revise "a market offering" to "at-the-market offering." Please make conforming changes to your disclosure on page 38 under "Resale Price Restriction."

7.   We note your disclosure on page 38 where you discussed the statutory obligations of the eligible stockholders. Please revise your disclosure here and in the prospectus summary section to indicate the statutory obligations of the eligible stockholders.

Selling Stockholders, page 33

8.   With a view to disclosure, please tell us how all the eligible shareholders will be informed of their underwriter's status and obligations under the Securities Act of 1933 and if they have or will consent to such underwriter status.

9.   For the entities listed as selling stockholders, please revise to disclose the natural person(s) that would be deemed to be the beneficial owners of those shares and identify any additional persons who have voting or investment control over the shares. Please refer to the Questions 140.01 and 140.02 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi Marrone, Accounting Reviewer, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Special Counsel

cc: Randall W. Heinrich, Esq.
        Gillis, Paris & Heinrich, PLLC